LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
Orlando, FL 32810

July 15, 2022

Via Edgar Correspondence

Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 8 to Registration Statement on Form S-1 Filed June 21, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 5, 2022, with respect to Amendment No. 8 to the registration statement on Form S-1 (File No. 333-261129) that was originally confidentially submitted to the Commission on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022, March 13, 2022, April 29, 2022 and June 21, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of Amendment No. 9 to the Registration Statement (“Amendment No. 9”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter.

General

1.
We note your disclosure on pages 38-39 about the effect of the COVID-19 global pandemic. Please ensure that you update the disclosure to discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

Response: We have updated our disclosure to state that despite the recent increase of cases of COVID-19 and/or shutdowns there has not been any impact on our operations, supply chain, liquidity or capital resources.

2.
We note your disclosure on page 42 that "Inflation did not have a material impact on [y]our operations for the applicable period." Please ensure that you have updated the disclosure to discuss, if applicable, recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impacts to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We do not expect inflationary pressures to have a material impact on our operations, and to clarify our disclosure, we have added we do not expect inflation to have a material impact on our operations for the foreseeable future” to the language quoted in your comment.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
July 15, 2022

3.
Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: Our board of directors is currently composed of employees of the company. In connection with this offering, we will add three independent directors to our board to comply with the listing requirements of the Nasdaq Capital Market. Subject to oversight by our current board members, which includes our chief executive officer, we take industry standard precautions against cyberattacks to detect and minimize unauthorized intrusions and follow industry standard practices to thwart phishing and other scams used by persons trying to gain unauthorized access to our data.

4.
To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: We have not, to our knowledge, experienced any cyberattacks by state actors or others since Russia’s invasion of Ukraine so that we have not had to add to our current protections against such potential risks.

5.
Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●
suspend the production, purchase, sale or maintenance of certain items;
●
experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
●
experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●
be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
●
be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We have not experienced any supply chain disruptions, either before or after Russia’s invasion of Ukraine, nor have we been subject to the enumerated events in your comment that could pose a material risk to our operations. Nevertheless, we have included in our summary of risk factors and in our risk factor captioned “Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations” disclosure regarding the heightened risks of inflation, cyberattacks and supply disruptions that potentially could have a detrimental impact on our business and financial results, particularly as a result of the Russia-Ukraine conflict.

6.
To the extent changes made to the Form S-1/A also impact the information included within your annual and quarterly periodic reports, please amend those reports, as necessary, to reflect the applicable revisions.

Response: We believe that changes made in Amendment No. 9 that could impact disclosures in our previously-filed periodic reports are not material, individually or in the aggregate, and we will reflect all such changes when and where applicable in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2022.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
July 15, 2022

Exhibit Index, page 95

7.
Please file an opinion of counsel as to the legality of all securities included in the fee table. For example, file the opinion required by Item 601(b)(5) of Regulation S-K regarding the units mentioned in the fee table. Please note that a binding obligation is appropriate for the legality of the units. For guidance, see section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011). In addition, it does not appear that counsel's opinion covers the securities being offered in connection with the representative's units. Also, please ensure that the opinion addresses all relevant jurisdictions. In this regard, we note that section 7.12(a) of exhibit 4.2 refers to the laws of the State of New York.

Response: A revised opinion of counsel covering all securities registered is being filed with Amendment No. 9. In this regard, the opinion covers the representative’s warrants, as well as the shares of common stock issuable upon exercise of such warrants, and covers the laws of the State of New York, as applicable.

Exhibit 23.1, page 95

8.
Please obtain and file a revised consent from your auditor that references the appropriate financial statements and audit report date.

Response: Our auditor’s consent filed as Exhibit 23.1 with Amendment No. 9 references the appropriate financial statements and audit report date.

Balance Sheet, page F-3

9.
We note that your "Long Term Liabilities" balance as of December 31, 2020 was revised from $1,169,373 to $5,242,832. Please tell us the reason for this revision and, if related to the correction of an error, mark the applicable financial statements "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is discussed in your audit report. Additionally, the long term liabilities amount as of December 31, 2020 on page F-12 does not agree with the amount on the balance sheet. Please revise to address this inconsistency.

Response: An inadvertent transposition occurred in Amendment No. 8 to the Registration Statement. Accordingly, Amendment No. 9 corrects “Long Term Liabilities” and “Additional Paid in Capital” to be consistent with the Registration Statement and amendments thereto submitted or filed before Amendment No. 8.

10.
Please ensure that the "Additional Paid in Capital," “Laser Photonics Corp Equity,” and “Total Liabilities & Equity” balances as of December 31, 2020 are appropriately stated and that you correct all inconsistencies between your balance sheet and statement of stockholders' equity (deficit).

Response: An inadvertent transposition occurred in Amendment No. 8 to the Registration Statement. Accordingly, Amendment No. 9 correct “Long Term Liabilities” and “Additional Paid in Capital” to be consistent with the Registration Statement and amendments thereto submitted or filed before Amendment No. 8.

Statements of Liability and Stockholders' Equity (Deficit), page F-5

11.
We have reviewed your response to comment 7. Please revise the “statements of liability and stockholders’ equity (deficit)” title on page F-5 to be consistent with the "statements of stockholders’ equity (deficit)" title referenced in the audit report.

Response: The line-item title and audit report reference are consistent in Amendment No. 9, and both state “statements of stockholders/ equity (deficit)”.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
July 15, 2022

Statements of Cash Flows, page F-6

12.
We note that your balances for fiscal 2021 net cash used in operating activities and net cash provided by financing activities changed significantly from those disclosed in the prior amendment. Please tell us the reasons for these revisions and, if related to the correction of errors, mark the applicable financial statements "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is discussed in your audit report. In addition, it does not appear that your cash flow classifications for the "Depreciation and amortization," "Accumulated Amortization," "Operating lease right-of-use," and "Deferred Lease Liability" line items comply with ASC 230-10-45 and ASC 842-20-45-5. Please correct your statements of cash flows as necessary and ensure any errors identified are disclosed pursuant to the aforementioned ASC 250 guidance and that the applicable periodic reports are amended for any material restatements. Also tell us how these matters impacted your previous conclusions that disclosure controls and procedures were effective.

Response: The Statements of Cash Flows for the year ended December 31, 2021 and 2020 have been updated, as required by ASC 250-10-50-7 through -10. The updates reflect the quantitative requirements of ASC 250-10-50-7, specifically presenting lease obligations on a net basis rather than gross basis for consistency with balance sheet assets and liabilities as reported. The reclassification required no changes to net cash flow for the periods presented, and there were no changes to the balance sheet, income statement or MDA. We believe these reclassifications were neither quantitatively or qualitatively material to the financial statements, the accompanying notes, and our independent auditor concurs. Accordingly, we believe labeling the financial statements “as restated” is not warranted or appropriate in light of the totality of the facts and circumstances.

Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-9

13.
We note that your disclosure still erroneously indicates that your intangible assets are deemed to have indefinite lives. Please correct this disclosure as previously requested. Statements of Shareholders' Equity, page F-21.

Response: This disclosure has been corrected in Amendment No. 9 to properly state the lives for our intangible assets.

Statements of Shareholders' Equity, page F-21

14.
We note your response to prior comment 4. Please revise your statement of shareholders’ equity for the quarterly period ended March 31, 2021 to give retroactive effect to the reverse stock split. Additionally, we note that the “Accumulated Deficit” heading does not appear to be appropriate, as all of the balances, except for the January 1, 2021 balance, reflect positive retained earnings. Please revise the heading accordingly. Notes to Financial Statements, page F-22.

Response: The Statement of Shareholders’ Equity for the quarter ended March 31, 2021 has been updated to give retroactive effect of the reverse stock split. The headings for the Statements of Stockholders’ Equity for the periods ended March 31, 2022 and March 31, 2021 have also been revised to remove the reference to deficit, as the ending balances reflect equity.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
July 15, 2022

15.
Please address the following comments related to your interim financial statement footnotes: ● Update any legacy GAAP references for the appropriate FASB codification reference. For example, you reference SFAS 86 on page F-24. ● Review all amounts disclosed in your footnotes to ensure they are appropriately stated and internally consistent with your other disclosures. For example, the issuance dates of the promissory notes to ICT in your Long Term Liabilities disclosures on page F-26 do not agree to those disclosed on page F-12. ● Ensure that you appropriately update disclosures related to prior periods for fiscal 2022 first quarter developments, such as your disclosure related to "Fair Value of Financial Instruments" on page F-26. Net Earnings/Loss per Share, page F-25.

Response: We replaced the SFAS 86 reference with ASC 985 “Software” on page F-24 and searched the document to ensure that this was to only SFAS reference in needing to be corrected in Amendment No. 9. We also have reviewed Amendment No. 9 to ensure consistency of disclosures throughout and have corrected “Long Term Liabilities” on Page F-26 and F-12 to ensure consistent disclosure with respect to promissory notes in favor of ICT Investments. In addition, we updated have “Fair Value of Financial Instruments” on page F-26 and “Net Earnings/Loss per Share” on page F-25.

Net Earnings/Loss per Share, page F-25

16.
We note that you have not provided earnings per share information within your interim financial statements. Please revise your disclosures to provide the information required by ASC 260-10-45 and ASC 260-10-50.

Response: Our interim financial statements have been revised to include the earnings per share disclosure required by ASC 260-10-45 and ASC 260-10-50.

If you have any further comments or questions regarding our response, please contact Joseph M. Lucosky, Lucosky Brookman LLP at (732) 690-8515 and by email at jlucosky@lucbro.com. If you cannot reach him, please contact Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law.com, or the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola Chief Executive Officer

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Joseph M. Lucosky, Esq., Lucosky Brookman LLP Christopher J. Bellini, Esq., Cozen O’Connor